                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                              TB WOOD'S CORPORATION
                   (Name of Subject Company and Filing Person)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                    872226105
                      (CUSIP Number of Class of Securities)

                                JOSEPH C. HORVATH
                              TB WOOD'S CORPORATION
                             440 NORTH FIFTH AVENUE
                             CHAMBERSBURG, PA 17201
                                 (717) 264-7161

                                    COPY TO:
                                DAVID E. SCHULMAN
                                   DECHERT LLP
                                2 SERJEANTS' INN
                                 LONDON EC4Y 1LT
                                 UNITED KINGDOM
                               +44 (0)20 7583 5353

                                 SCOTT K. BAKER
                                   DECHERT LLP
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                             PHILADELPHIA, PA 19103
                                +1 (215) 994-2992

            (Name, address and telephone number of person authorized to receive notices and communications on behalf of the Offeror)

                            CALCULATION OF FILING FEE

        TRANSACTION VALUATION*             AMOUNT OF FILING FEE**
        ---------------------              ----------------------
            $5,625,000.00                          $662.10

  * Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 750,000 shares of common stock at the maximum tender offer price of $7.50 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the aggregate amount of the cash offered by TB Wood's Corporation

|X| Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:      $662.10              Filing Party: TB Wood's Corporation
     Form or Registration No.:    Schedule TO-I        Date Filed:   August 9, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transaction to which the statement relates:

|_|  Third-party tender offer subject to Rule 14d-1.

|X|  issuer tender offer subject to Rule 13e-4.

|_|  going-private transaction subject to Rule 13e-3.

|_|  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

--------------------------------------------------------------------------------

                                  INTRODUCTION

         This Amendment No. 1 amends and supplements the Tender offer statement on Schedule TO originally filed with the Securities and Exchange Commission on August 9, 2005 (collectively, the "Schedule TO") by TB Wood's Corporation, a Delaware corporation ("TB Wood's" or the "Company") relating to the offer by TB Wood's to purchase up to 750,000 shares of its common stock, par value $0.01 per share (the "common stock"), at a price not greater than $7.50 nor less than $5.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal").

         The Company has extended the expiration date of the Offer to Purchase from midnight, New York City time, on Tuesday, September 6, 2005, to the new expiration date of midnight, New York City time, on Tuesday, September 20, 2005. As a result of the extension, participants in the in the TB Wood's Corporation 401(k) Plan have until 6:00 p.m., New York City time on Thursday, September 15, 2005 to tender their shares held in the plan. A copy of the press release has been filed as Exhibit (a)(1)(K) to this Amendment No. 1 to Schedule TO.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 7, 2005                TB WOOD'S CORPORATION


                                        By: /s/  JOSEPH C. HORVATH
                                            -------------------------------
                                            Name: Joseph C. Horvath
                                            Title: Chief Financial Officer


ITEM 12.   EXHIBITS.

               (a)(1)(K)*     Press Release dated September 7, 2005.


  *   Filed herewith.